Strategic Partners Mutual Funds, Inc.
For the period ended 10/31/08
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS MUTUAL FUNDS, INC.
Dryden Money Market Fund

Supplement dated September 11, 2008
to
Prospectus and Statement of Additional Information dated December 28, 2007

The Board of Directors of Strategic Partners Mutual Funds, Inc. recently approved the submission of a reorganization proposal to shareholders of the Dryden Money Market Fund.

The proposal is to approve or disapprove a Plan of Reorganization under which Dryden Money Market Fund would transfer all of its assets to, and all of its liabilities would be assumed by MoneyMart Assets, Inc. If approved, each whole and fractional share of each class of Dryden Money Market Fund would be exchanged for whole and fractional shares of equal net asset value of the same or equivalent class of MoneyMart Assets, Inc. Outstanding shares of Dryden Money Market Fund would be then cancelled and would subsequently be liquidated. Shareholders are expected to vote on the proposal at a shareholder meeting scheduled for November 17, 2008.